UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2026

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

NOTICE TO SHAREHOLDERS REGARDING PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

SCHEDULED FOR JUNE 16, 2026

On May 12, 2026, Scinai Immunotherapeutics Ltd. (the “Company”) furnished to the Securities and Exchange Commission a Form 6-K containing a Notice and Proxy Statement in connection with the Company’s Annual General Meeting of Shareholders (the “Meeting”), scheduled for June 16, 2026 (the “Proxy Statement”). Proposal No. 6 in the Proxy Statement relates to the extension of the term of the Services Agreement with Mr. Mark Germain, the Company’s Chairman of the Board.

The Proxy Statement provides that the Services Agreement would expire upon the expiration of the current term of service of Mr. Germain as a director. The Proxy Statement inadvertently refers to the expiration of Mr. Germain’s current term of service as a director as being the second anniversary of the Meeting. For the sake of clarity, Mr. Germain’s term of service as a director, as previously approved by the Company’s shareholders, is until the second annual meeting of shareholders after the Meeting, and, if Proposal No. 6 is approved, the extended Services Agreement would expire at that time.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-291460, 333-271293 and 333-239344) and Form F-3 (File Nos. 333-295698, 333-274078 and 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: June 8, 2026	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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